Exhibit 99.1

BioBlast Pharma Receives Orphan Drug Designation From The European Commission For

Cabaletta For The Treatment Of Oculopharyngeal Muscular Dystrophy

TEL AVIV, Israel, June 25, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage orphan disease-focused biotechnology company, announced today that it has been granted Orphan Drug Designation by the European Commission for Cabaletta for the treatment of Oculopharyngeal Muscular Dystrophy (OPMD).

BioBlast is starting a double-blind, placebo-controlled Phase 3 pivotal study across multiple clinical centers in the US and Canada in OPMD. The company recently announced positive clinical signals observed in its ongoing HOPEMD study.

Cabaletta is a chemical chaperone that has been shown to prevent pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation, including cell and animal models of Spinocerebellar Ataxia and other PolyA/PolyQ diseases, in addition to OPMD.

“This Orphan Drug Designation lays the foundation for what we believe are very favorable conditions to address the needs of the many patients suffering from OPMD in Europe. It is yet another step in BioBlast’s efforts to create and capture value from our research and clinical work,” stated Colin Foster, President and Chief Executive Officer of BioBlast, who also noted that BioBlast has received Orphan Drug Designation for Cabaletta in OPMD from the FDA in the U.S.

About Orphan Drug Designation

Orphan Drug Designation by the European Commission provides regulatory and financial incentives for companies to develop and market therapies that treat a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union (EU), and where no satisfactory treatment is available. In addition to a 10-year period of marketing exclusivity in the EU after product approval, orphan drug designation provides incentives for companies seeking protocol assistance from the EMA during the product development phase, and direct access to the centralized authorization procedure.

About Oculopharyngeal Muscular Dystrophy (OPMD)

OPMD is a rare inherited myopathy characterized by dysphagia (difficulty in swallowing), the loss of muscle strength, and weakness in multiple parts of the body. Patients typically suffer from severe dysphagia, ptosis (eye lid drooping), tongue atrophy, proximal lower limb weakness, dysphonia (altered and weak voice), limitation in looking upward, facial muscle weakness and proximal upper limb weakness. The disease is most often diagnosed in the fifth-sixth decade of life and progresses throughout the patient’s life. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. These last two are often the cause of death.

There is no medical treatment or, to our knowledge, potential cure for OPMD. Current therapeutic strategies are confined to surgical interventions that have limited efficacy and need to be repeated.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company has a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic orphan diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss that our diverse portfolio of product candidates has the potential to address unmet medical needs for incurable genetic orphan diseases, or that our platforms potentially address unmet medical needs and offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

U.S. Investor Contact

Andrew McDonald

Founding Partner

LifeSci Advisors, LLC

Andrew@LifeSciAdvisors.com

646-597-6987